[redacted]

14049917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~68967~~ 65496

MAIL PROCESSING SECTION
APR 07 2014
WASH. D.C.
191

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NativeOne Institutional Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Center Avenue, 20th Floor
(No. and Street)

Leonardo	NJ	07737
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel LeGaye (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL LLP
(Name – *if individual, state last, first, middle name*)

114 West 47th Street, Suite 1900	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW
4/9/14

OATH OR AFFIRMATION

I, Daniel LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NativeOne Institutional Trading, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

AMANDA SHERANKO
Notary Public, State of Texas
My Commission Expires
December 08, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NativeOne Institutional Trading, LLC

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2013

NativeOne Institutional Trading, LLC
Financial Statements
and Supplementary Information

For the Year Ended December 31, 2013

CONTENTS **Page (s)**

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

114 West 47th Street, 19th Floor
New York, NY 10036
Telephone: 212.785.9700
www.kbl.com

Independent Auditors' Report

To the Members of
NativeOne Institutional Trading, LLC
Leonardo, NJ

Report on the financial statements

We have audited the accompanying statement of financial condition of NativeOne Institutional Trading, LLC (the "Company") as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

114 West 47th Street, 19th Floor
New York, NY 10036
Telephone: 212.785.9700
www.kbl.com

Independent Auditors' Report (Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NativeOne Institutional Trading, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1, and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5, and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis, and are not a required part of the basic financial statements but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
April 1, 2014

NativeOne Institutional Trading, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	110,000
Total Assets	**$**	**110,000**
Liabilities and Members' Equity		
Liabilities	$	-
Total Liabilities	**$**	**-**
Commitments and contingencies		-
Members' equity		110,000
Total Liabilities and Members' Equity	**$**	**110,000**

The accompanying notes are an integral part of these financial statements.

NativeOne Institutional Trading, LLC
Statement of Income
For The Year Ended December 31, 2013

Revenue		
Fee income	$	117,605
Interest income		267
Total revenue		**117,872**
Operating expenses		
Salaries and benefits		134,075
Technology, data and communications		41,474
Regulatory fees and expenses		12,648
Professional fees		72,919
Other expenses		27,779
Total operating expenses		**288,895**
Net loss	**$**	**(171,023)**

The accompanying notes are an integral part of these financial statements.

NativeOne Institutional Trading, LLC
Statement of Changes in Members' Equity
For The Year Ended December 31, 2013

Balance, December 31, 2012	$ 971,429
Members' distributions during the year	(376,953)
Reclassification of receivable from parent to member distribution	(313,453)
Net loss	(171,023)
Balance, December 31, 2013	**$ 110,000**

The accompanying notes are an integral part of these financial statements.

NativeOne Institutional Trading, LLC
Statement of Cash Flows
For The Year Ended December 31, 2013

Cash flows from operating activities		
Net loss	$	(171,023)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable from clearing broker		660,308
Accounts receivable		15,494
Other assets		16,573
Accounts payable and accrued expenses		(49,427)
Net cash provided by operating activities		**471,925**
Cash flows from financing activities		
Members' distributions		(376,953)
Net cash used in financing activities		**(376,953)**
Net increase in cash		**94,972**
Cash, beginning of year		15,028
Cash, end of year	**$**	**110,000**

Supplementary disclosures of cash flow information

Cash paid during the year for:		
Income taxes	$	-
Interest expense	$	200

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Operations

NativeOne Institutional Trading, LLC (the "Company") was organized as a Limited Liability Company on June 11, 2003 in the State of New York. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on October 31, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is owned 90% by NativeOne Financial Holdings, Inc.

The Company provides equity and fixed income trading services to institutional clients in exchange for commissions as well as underwriting services. Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of qualified or accredited investors.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. The Company held no cash equivalents at December 31, 2013.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are from consulting fees, fixed fees, and a percentage of asset manager's money management fee. Consulting agreements with asset managers are multi-year contracts.

Consulting fees are accrued when earned. They are paid in arrears on the last day of each calendar quarter.

Marketing and sales fee contracts are also for multiple years. The Company is compensated by a fixed fee and a percentage of the asset manager's money management fee. The fixed fee component is paid in advance on the first day of each calendar quarter. Percentage fees are paid in arrears, usually within 45 days, after the end of each calendar quarter.

Note 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued. The Company had no receivables at December 31, 2013.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Note 3 - Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2013, the Company had net capital of $110,000, which was $10,000 in excess of the FINRA minimum net capital requirement. On February 27, 2014 the Company requested a reduction in their minimum net capital requirement from $100,000 to $5,000. In March 2014, FINRA approved the reduction request. Accordingly, the Company's minimum net capital requirement shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness.

Note 4 - Concentration of Customer Revenues

For the year ended December 31, 2013, two customers accounted for 33% and 16% of the Company's revenues.

The Company is engaged in various brokerage activities and securities transactions, primarily for institutional customers. The Company's transactions are collateralized and are executed with and on behalf of broker-dealers and other financial institutions and are introduced for clearance to other broker-dealers (clearing broker) on a fully disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by the volatility of the securities markets. In the event that a customer does not fulfill its obligation, the Company is exposed to credit risk. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

Note 5 - Related Party Transactions

$313,453 originally reflected as a receivable from NativeOne Financial Holdings, Inc. in the previous year's financial statements was charged as a member distribution in 2013.

During 2013 NativeOne Financial LLC increased its membership interest in the Company from 85% to 90%.

During 2013 the Company made a distribution of $376,953 to NativeOne Financial Holdings, Inc.

Note 6 - Subsequent Events

The Company evaluated events occurring between the end of its fiscal year, December 31, 2013, and March 31, 2014, when the financial statements were available to be issued.

On February 27, 2014 the Company requested a reduction in their minimum net capital requirement from $100,000 to $5,000. In March 2014, FINRA approved the reduction request. Accordingly, the Company's minimum net capital requirement shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness

NativeOne Institutional Trading, LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

See Independent Auditors' Report.

NativeOne Institutional Trading, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2013

COMPUTATION OF NET CAPITAL

Members' equity	$ 110,000
Less non-allowable assets:	-
Net capital	$ 110,000
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ -
Total aggregate indebtedness	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
(a) Minimum net capital required (6 2/3 % of total aggregate indebtedness)	$ -
(b) Minimum net capital required of broker dealer	$ 100,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b))	$ 100,000
EXCESS NET CAPITAL	$ 10,000
EXCESS NET CAPITAL AT 1,000% (Net Capital - 10% of Aggregate Indebtedness)	$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	-

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5, as of December 31, 2013)

NET CAPITAL - As reported in the Company's Part IIA (unaudited) FOCUS report	$ 110,022
NET AUDIT ADJUSTMENTS	22
NET CAPITAL - December 31, 2013 (audited)	$ 110,000

There were no material differences between the Company's computation of net capital and the focus filing.

See Independent Auditors' Report.

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

114 West 47th Street, 19th Floor
New York, NY 10036
Telephone: 212.785.9700
www.kbl.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
NativeOne Institutional Trading, LLC
Leonardo, NJ

In planning and performing our audit of the financial statements of NativeOne Institutional Trading, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

114 West 47th Street, 19th Floor
New York, NY 10036
Telephone: 212.785.9700
www.kbl.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of business performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
April 1, 2014